Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a pure-play, end-to-end EPCC solutions provider for solar PV facilities in Malaysia. Our primary focus is on two key segments: large-scale solar projects (“LSS”) and commercial and industrial (“C&I”) solar projects.

Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Our revenue for the six months ended June 30, 2024 is mainly derived from execution of construction contract for both LSS and C&I projects.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Government Incentives and Regulation

We have not seen any impact of unfavorable government policies upon our business in recent years. However, our business and results of operations can be affected by various factors such as government policies, regulations, subsidies, and incentives. Changes in these factors can lead to market uncertainty and affect the demand for solar PV systems. However, we will seek to adjust as required if and when government policies shift.

Expansion into New Markets

We noticed the significant untapped potential for solar energy in Southeast Asia. Our strategy entails expanding our business presence in the region with a specific focus on countries like Singapore, Indonesia, and the Philippines. Furthermore, we believe that the market for large-scale solar, commercial and industrial, and residential solar services remain substantially untapped in Southeast Asia and in order to capitalize on this potential, we plan to strengthen our existing client relationships while actively searching for new clients to accelerate our growth trajectory.

Geographic Concentration in Malaysia

Despite our intention to expand our business presence in Southeast Asia, our main operations are based in Malaysia and our business and results of operations may be influenced by the changes in political, economic, social environment as well as by the general state of the economy in Malaysia.

Changes in the Macro-Economic Environment and Energy Demand

Our future operating results also depend on the continued demand for utility-scale solar energy. This is dependent on many factors, including the demand for cheaper energy sources driven by regional, national or global macroeconomic trends. If the demand for cheaper energy sources increases, we may face greater competition from conventional and other renewable energy sources, such as coal, natural gas and wind to the extent they are able to offer energy solutions that are less costly. If utility-based customers opt for other sources of energy, the average contract value may be affected if we seek to be more price competitive and as a result, our revenue and operating results could be negatively affected.

Product Costs and Supply Chain Disruptions

Our solar PV installation services involve commodities such as steel and aluminum. Fluctuations in the commodities’ costs that occurred after the signing of fixed lump-sum contracts are critical to our services and may impact our financial performance. In addition, any shortages or other constraints in the supply chain, either solar module component shortages, container shortages, supply chain disruptions which may result in an increase of transportation cost may affect the costs of our services, our margins and our operating results.

Our Ability to Acquire New Customers

Our operating results and growth will depend in part on our ability to continue to attract new customers. While we believe that the underlying market for utility based solar products will continue to grow, it is difficult to predict the growth of potential new customers for our services or whether we will be successful in acquiring these new customers. We plan to continue to invest in our sales and marketing efforts to acquire new customers in order to generate continued revenue growth on a year-over-year basis.

Inflation and Interest Rate

We may be impacted by inflationary pressures. Inflation has continued to accelerate after a series of global events, including the pandemic lock-down, Russia’s invasion of Ukraine, driving up energy prices, freight premiums, and other operating costs. Interest rates, notably mature international market government bond yields, are rising as central banks around the world tighten monetary policy in response to inflationary pressures, while debt remains at high levels in many major markets. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital during our forecast period. These inflationary pressures are expected to persist, at least in the near term, and will continue to negatively affect our results of operation. To help mitigate the inflationary pressures on our business, we adjusted our services fee in certain markets and expanded our supplier base.

Impact of COVID-19

The impact of COVID-19 on our business has been limited, but our prospects and results of operations may depend on future developments of the COVID-19 pandemic, which are highly uncertain and cannot be predicted as of the date of this prospectus. The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographic regions impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. The COVID-19 pandemic could also limit the ability of customers, suppliers and business partners to perform. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the COVID-19 pandemic’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of the solar energy industry.

Results of Operations

Comparison of the Results for the Six Months Ended June 30, 2024 and June 30, 2023.

The following table sets forth certain operational data for the six months ended June 30, 2024 and 2023, respectively:

	Note	Six months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2024
		RM	RM	USD
Revenue from contract services		42,724,877	21,776,845	4,614,228
Revenue from sales of goods		23,492,766	7,595,546	1,609,396
Revenue from contract services – related parties		2,509,003	1,067,194	226,124
Revenue from sales of goods – related parties		—	—	—
Total Revenue	15	68,726,646	30,439,585	6,449,748

Cost of sales from contract services		(37,799,255)	(20,365,868)	(4,315,260)
Cost of sales from sales of goods		(20,965,492)	(6,750,913)	(1,430,429)
Cost of sales for contract services – related parties		(1,912,129)	(1,095,340)	(232,088)
Cost of sales from sales of goods – related parties		—	—	—
Total Cost of sales	16	(60,676,876)	(28,212,121)	(5,977,777)
Gross income		8,049,770	2,227,464	471,971

Selling and administrative		(3,981,104)	(3,454,946)	(732,060)
Selling and administrative to related parties		(49,367)	(56,441)	(11,959)
Income/(loss) from operation before income tax		4,019,299	(1,283,923)	(272,048)

Other income		61,840	118,707	25,153
Other income from related parties		37,521	50,188	10,634
Finance cost		(361,758)	(676,835)	(143,413)
Finance cost – related party		(154,483)	(90,097)	(19,090)
Profit/(loss) before income tax		3,602,419	(1,881,960)	(398,764)
Income tax expense	18	(962,140)	170,138	36,050
Net profit/(loss) for the year		2,640,279	(1,711,822)	(362,714)

Other comprehensive (loss)/income		19,292	2,224	471

Total comprehensive income/(loss) for the year		2,659,571	(1,709,598)	(362,243)

Profit/(loss) attributable to:
Equity owners of the Company		2,659,571	(1,709,598)	(362,243)
Non-controlling interests		—	—	—
Total		2,659,571	(1,709,598)	(362,243)

Basic and Diluted Net Income per Share		0.17	(0.11)	(0.02)
Weighted Average Number of Common Shares Outstanding – Basic and Diluted		15,700,000	15,700,000	15,700,000

Revenue

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Revenue from contract services	23,492,766	21,776,845	4,614,228
Revenue from sales of goods	42,724,877	7,595,546	1,609,396
Revenue from contract services – related party	2,509,003	1,067,194	226,124
Revenue from sales of goods – related party	—	—	—
	68,726,646	30,439,585	6,449,748
Unsatisfied performance obligation	38,147,362	36,756,234	7,788,163

Revenue for the period ended June 30, 2024 was RM30,439,585 (USD6,449,748) representing a decrease of 56% from RM68,726,645 for the period ended June 30, 2023. The decrease in revenue was mainly due to decrease in revenue from sales of goods where most of the contract for sales of goods was completed in year 2023.

Our revenue generated from contract services for the six months ended June 30, 2024 was RM21,776,845 (USD4,614,228) representing a decrease of 7% from RM23,492,766 for the six months ended June 30, 2023. The decrease in revenue was mainly due to a reduction in number of ongoing projects during the period.

Our revenue generated from sales of goods for the six months ended June 30, 2024 was RM7,595,546 (USD1,609,396) representing a decrease of 82% from RM42,724,877 for the six months ended June 30, 2023. The decrease in revenue was mainly due to the completion of contract for sales of good in year 2023.

Our revenue generated from contract services from related party for the six months ended June 30, 2024 was RM1,067,194 (USD226,124) representing a decrease of 57% from RM2,509,003 for the six months ended June 30, 2023. The decrease in revenue was mainly due to a reduction in contract awarded from related party during the period.

Cost of Sales

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Material Cost	31,265,416	9,968,658	2,112,228
Construction Cost	23,668,446	14,022,382	2,971,158
Staff Cost	1,687,762	2,166,300	459,010
Logistic Cost	704,317	722,336	153,054
Tools & Machinery	318,866	114,303	24,219
Miscellaneous	3,032,069	1,185,657	251,225
Depreciation	—	32,485	6,883
Total cost of sale	60,676,876	28,212,121	5,977,777

Cost of sales represents our cost incurred in constructing projects, purchasing materials and specific staff cost incurred for identifiable projects.

The material cost for the six months ended June 30, 2024 was RM9,968,658 (USD2,112,228), representing a decrease of 68%, from RM31,265,416 for the period ended June 30, 2023. The decrease was consistent with the decrease in our revenue from sales of goods where most of the contract for sales of goods was completed in first half of 2023.

The construction cost for the six months ended June 30 2024 was RM14,022,382 (USD2,971,158), representing a decrease of 41% from RM23,668,446 for the six months ended June 30 2023. The decrease is in line with the decrease in our revenue from contract services as most of the large scale solar contracts were completed in year 2023.

The staff costs for the six months ended June 30 2024 was RM2,166,300 (USD459,010), representing an increase of 28% from RM1,687,762 for the six months ended June 30 2023. The increase was due to the expansion of our operation team to cater for upcoming projects in year 2024 where we expect to secure larger contracts with more scope of works as compared to previous years.

The logistic costs for the six months ended June 30 2024 was RM722,336 (USD153,054), representing an increase of 3%, from RM704,317 for six months ended June 30 2023. The increase was due to an increase in cost of hiring vehicles for operational purpose.

The tools and machinery for six months ended June 30 2024 was RM114,305 (USD24,219), representing a decrease of 64%, from RM318,866 for the six months ended June 30 2023. The decrease was due to a decrease in rental of machinery as a result of completion of large contracts in December 2023.

Selling and administrative

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Directors’ fee	296,259	336,589	71,319
Administrative salaries	1,126,817	1,476,661	312,885
Realised loss on foreign exchange	161,085	223,669	47,393

Selling and administrative expenses mainly comprise of directors’ fee, administrative salaries and realized loss on foreign exchange.

The directors’ fee for six months ended June 30 2024 was RM336,589 (USD71,319), representing an increase of 14%, from RM296,259 for six months ended June 30 2023. The increase was due to a revision in compensation in the second half of year 2023.

Administrative salaries paid for six months ended June 30 2024 was RM1,476,661 (USD312,885), representing an increase of 31% from RM1,126,817 in six months ended June 30 2023. The increase was due to the expansion of selling and administrative team and an increment given in the second half of year 2023

Realised loss on foreign exchange incurred for six months ended June 30 2024 was RM223,669 (USD47,393), representing an increase of 39%, from RM161,085 in six months ended June 30 2023. The increase in realized loss of foreign exchange was due to ongoing weakening of RM against foreign currency such as USD and CNY.

Other income

Other income mainly derived from gain from secondment of staff, interest income and unrealized gain on foreign exchange.

Other income for the six months ended June 30 2024 was RM168,875 (USD35,787), representing an increase of 70%, from RM99,361 for six months ended June 30 2023. This increase was due to i) an increase in gain from secondment of staff by RM12,667, ii) an increase in interest income of RM19,831, and iii) an increase in unrealized gain on foreign exchange of RM16,013,

Finance Cost

Finance cost is mainly derived from interest expenses charged by financial institution and interest expenses charged by our holding company for advances.

Interest expenses for the six months ended June 30 2024 were RM676,835 (USD143,413), representing an increase of 87%, from RM361,758 in the six months ended June 30 2023. The increase in interest expenses was due to the increase in utilization of working capital financing from financial institutions.

The interest expenses charged by our holding company was RM90,097, representing decrease of 42%, from RM154,483 in the six months ended June 30 2023 due to repayment of advances to our holding company during the six months ended.

Income Tax

Our current taxation decreased from RM962,140 for the six months ended June 30, 2023 to tax refundable RM170,138 (USD36,050) for the six months ended June 30 2024, representing decrease of 115%, due to decrease in profit before tax during the six months ended June 30, 2024.

Segment Operation

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2023 (Unaudited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	42,672,322	18,705,854	3,963,525
Commercial & Industrial Contract Services	2,561,558	4,075,825	863,613
Large Scale Solar Sales of Goods	21,289,014	5,746,020	1,217,506
Commercial & Industrial Sales of Goods	2,203,752	1,911,886	405,104
Total revenue	68,726,646	30,439,585	6,449,748

Cost of Sales
Large Scale Solar Contract Services	(37,266,670)	(18,266,261)	(3,870,381)
Commercial & Industrial Contract Services	(2,444,714)	(3,140,653)	(665,462)
Large Scale Solar Sales of Goods	(19,003,092)	(5,064,522)	(1,073,106)
Commercial & Industrial Sales of Goods	(1,962,400)	(1,740,685)	(368,828)
Total cost of sales	(60,676,876)	(28,212,121)	(5,977,777)

Large Scale Solar Gross profit	7,691,574	1,121,091	237,544
Commercial & Industrial Gross profit	358,196	1,106,373	234,427
Total gross profit	8,049,770	2,227,464	471,971
Selling and administrative expenses	(3,981,104)	(3,454,946)	(732,060)
Selling and administrative expenses to related parties	(49,367)	(56,441)	(11,959)
Income from operations before income tax	4,019,299	(1,283,923)	(272,048)

	As of June 30, 2023 (Unaudited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	50,216,596	45,971,476	9,740,751
Commercial & Industrial segment	5,507,831	12,822,360	2,716,890
Total of reportable segments	55,724,427	58,793,836	12,457,641
Corporate and other	6,625,770	16,574,418	3,511,901
Consolidated total assets	62,350,197	75,368,254	15,969,542

Total liabilities	RM	RM	Convenience Translation USD
Large Scale Solar segment	34,183,543	19,492,205	4,130,142
Commercial & Industrial segment	3,840,553	6,034,381	1,278,606
Total of reportable segments	38,024,096	25,526,586	5,408,748
Corporate and other	14,030,296	36,761,604	7,789,301
Consolidated total liabilities	52,054,382	62,288,190	13,198,049

Revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30 2024 and 2023. Cost of sales reported above represents direct cost related to each business unit and indirect cost that can’t be segregated into each respective business unit was presented under selling and administrative expenses.

Our gross profit from large scale solar projects decreased by RM6,570,483 or approximately 85% from RM7,691,574 for the six months ended June 30 2023 to RM1,121,091 (USD237,544) for the six months ended June 30 2024. The decrease was due to the completion of larger scale projects by December 2023.

Our gross profit from commercial and industrial projects experienced an increase by RM748,177 or approximately 209% from RM358,196 to RM1,106,373 for the six months ended June 30 2024. The increase was due to execution of new projects in the six months ended June 30 2024.

The total assets for our large-scale solar segment decreased by RM4,245,120 or approximately 8% from RM50,216,596 for the six months ended June 30, 2023 to RM45,971,476 (USD9,740,751) for the six months ended June 30, 2024. The decrease was mainly due to a decrease in such segment’s trade receivables.

The total assets for our commercial and industrial segment increased by RM7,314,529 or approximately 133% from RM5,507,831 for the six months ended June 30, 2023 to RM12,822,360 (USD2,716,890) for the six months ended June 30, 2024. The increase was mainly due to an increase in such segment’s plant and equipment, trade receivables, contract assets and amount owing from related parties which is in line with the increase in revenue for our commercial and industrial segment.

The total assets for our corporate and other segment increased by RM9,948,648 or approximately 150% from RM6,625,770 for the six months ended June 30, 2023 to RM16,574,418 (USD3,511,901) for the six months ended June 30, 2024. The increase was due to movement of cash and bank balances.

The total liabilities for our large-scale solar segment decreased by RM14,691,338 or approximately 43% from RM34,183,543 for the six months ended June 2023 to RM19,492,205 (USD4,130,142) for the six months ended June 30, 2024. The decrease was mainly due to a decrease in such segment’s trade payables.

The total liabilities for our commercial and industrial segment increased by RM2,193,828 or approximately 57% from RM3,840,553 for the six months ended June 30, 2023 to RM6,034,381 (USD1,278,606) for the six months ended June 30, 2024. The increase was due to an increase in trade payables which is in line with the increase of revenue from this segment.

The total liabilities for our corporate and other segment increased by RM23,344,776 or approximately 319% from RM14,030,296 for the six months ended June 30, 2023 to RM36,761,604 (USD14,030,296) for the six months ended June 30, 2024. The increase was mainly due to an increase in bank borrowings as a result of utilization of working capital financing from financial institutions.

Liquidity and Capital Resources

We expect to satisfy our capital requirements through a combination of cash on hand, cash flow from operations, borrowings under existing and anticipated future financing arrangements and the issuance of additional equity securities as appropriate and given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, changes in our operating plans, including lower than anticipated revenues, increased expenses, capital expenditures, acquisitions or other events may cause us to seek additional debt or equity financing in future periods, which may not be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions.

Financing Arrangements

As of June 30 2024, our Company had obtained revolving credit facilities of RM56.3 million from financial institutions including letter of credit, invoice financing, bank guarantees and others that can be utilized for short term working capital needs.

	As of June 30, 2023	As of June 30, 2024	As of June 30, 2024
	RM	RM	USD
Maturities
Maturity within 1 year	9,695,326	26,307,249	5,574,160

During the six months ended June 30, 2024, we utilized a term loan of RM1.0 million, which carries a 12-year repayment term, to finance an investment of solar assets. Apart from the term loan utilized for financing of investment of solar assets and term loan acquired for purchasing keyman insurance for two of our directors, which carries a 10-year repayment term, all other financing facilities secured by our Company have a repayment term of less than 1 year.

Cash Flows

	For the six months ended June 30,
	2023	2024	2024
	RM	RM	USD
Net cash (used in)/provided by operating activities	(8,189,192)	3,991,344	845,711
Net cash used in investing activities	(1,090,980)	(3,754,680)	(795,567)
Net cash provided by financing activities	4,984,284	4,186,809	887,129
Effect of exchange rate changes	12,315	10,902	2,312
Net increase in cash and cash equivalents	(4,283,573)	4,434,375	939,585
Cash and bank balances at beginning of year	8,231,746	5,600,147	1,186,598
Cash and bank balances at end of year	3,948,174	10,034,522	2,126,183

Operating activities

Net cash used in operating activities in six months ended June 30 2023 was RM8,189,192, which mainly consists of net profit for the six months of RM3,602,419 and changes in working capital of RM12,083,696. The changes in working capital were due to an increase in trade receivables by RM20,597,485, contract assets by RM10,798,302 and these are compensated with the increase of trade payables of RM17,642,419.

Net cash provided by operating activities in six months ended June 30 2024 was RM3,991,344, which mainly consists of decrease in contract assets by RM18,261,184 and compensated by decrease in trade payables by RM15,473,486 and net loss for the period of RM1,881,960.

Investing activities

Net cash used in investing activities in six months ended June 30 2023 and 2024 was RM1,090,980 and RM3,754,680 (USD795,567) respectively, which were mainly for the purpose of investment in solar asset plant and purchases of new plant and machinery and office equipment.

Financing activities

Net cash generated from financing activities in six months ended June 30 2023 was RM4,984,284, which was mainly contributed by drawdown of bank borrowings of RM5,749,222.

Net cash generated from financing activities in six months ended June 30 2024 was RM4,186,809, which was mainly contributed by drawdown of bank borrowings of RM3,616,009 and repayment of amount due from related parties.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Capital Expenditures, Divestments

In year 2023, we entered into a Power Purchase Agreement by way of novation, to build a solar system which will cost us approximately RM1.32 million (USD0.28 million) as part of our business expansion to become asset owner of renewable energy asset.

In year 2024, we entered into a Sales and Purchase Agreement and Power Purchase Agreement to develop 12 solar system which will cost us approximately RM3,757,070 (USD796,074) as part of our strategy to expand our renewable energy portfolio. We do not expect to have sufficient amounts of cash on hand to fund the development of all these projects. We will need to finance a portion of these acquisitions by raising equity or incurring debt. We believe that we will have the access to capital to pursue these opportunities. However, we are subject to business, financial, operational and other risks that could adversely affect our cash flows, result of operations, financial condition and ability to raise capital. A material decrease in our cash flows, deterioration in our financial condition or downturn in the financing and capital markets would likely to have an adverse effect on our ability to make such investments.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including foreign currency risk, interest rate risk, and equity price risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Renminbi (“RMB”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial instruments at the end of the reporting period is summarized below.

	Assets		Liabilities
	2023	2024	2023	2024
	RM	RM	RM	RM
United States Dollar	-	-	1,615,343	3,843,197
Chinese Renminbi	-	-	17,457,234	7,020,103

Foreign Currency Risk Sensitivity Analysis

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant.

	For the six months June 30,
	2023	2024
	RM	RM
United States Dollar	161,534	384,320
Chinese Renminbi	1,745,723	702,010

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in Note 13 to the financial statements. We currently do not have an interest rate hedging policy.

Interest Rate Sensitivity Analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, our profit for six months ended June 30 2024 would decrease/increase by approximately RM141,626 (2023:RM50,654).

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders’ value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. We include within net debt, loans, and borrowings from financial institutions. Capital includes equity attributable to the owners of the parent and non-controlling interest. The debt-to-equity ratio of our Company at the end of the reporting period was as follows:

	As at June 30, 2023	As at June 30, 2024	As at June 30, 2024
	RM	RM	USD
Total debts	10,130,735	28,325,126	6,001,722
Total equity	10,295,805	13,080,064	2,771,493
Debt-to-equity ratio	0.98	2.17	2.17

We complied with the capital requirements imposed by financial institutions for the six months ended June 30, 2023 and 2024.

Our overall strategy remains unchanged from the previous year.

Critical Accounting Policies and Estimates

Critical accounting, judgments and key sources of estimation uncertainty

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Impairment of Trade Receivables and Contract Assets

We use the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables and contract assets and there have been no material changes in the underlying assumption. The contract assets are grouped with trade receivables for impairment assessment because they have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to us in accordance with the contract and the cashflows that we expect to receive) that will impact the carrying value of trade receivables and contract assets.

Based on the above approach, RM27,549 of expected credit loss allowance has been recorded in the six months ended June 30, 2023. There is no expected credit loss allowance that has been recorded in the six months ended June 30, 2024. There are no trade receivables and contract assets written off during the six months ended June 30, 2023 and 2024. Based on the assessment conducted at reporting date, there are no material evidence that the estimate is reasonably likely to change in the foreseeable future.

Contract Revenue Recognition

The Group enters into contracts with customers to provide construction services related to renewable energy sectors. Revenue from providing such services is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. The estimated total costs derived based on bill of quantities issued by customer and costing information gathered via request for quotations. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

Based on the above approach, the contract revenue recognized in the six months ended June 30, 2023, and 2024 is RM150,970,596 and RM172,222,954, respectively. Based on assessment conducted at reporting date, there are no material evidence that the estimate is reasonable likely to change in the foreseeable future.